SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________

                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            US AIRWAYS GROUP, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                54-1194634
(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)

 2345 CRYSTAL DRIVE, ARLINGTON, VIRGINIA                  22227
(Address of Principal Executive Offices)                (Zip Code)

If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
pursuant to General Instruction           pursuant to General Instruction
A.(c), please check the following         A.(d), please check the following
box. [ ]                                  box. |X|

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                      Name of Each Exchange on Which
 to be so Registered                      Each Class is to be Registered

         N/A                                            N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                             CLASS A COMMON STOCK
                               (Title of Class)

                             CLASS B COMMON STOCK
                               (Title of Class)

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           As previously reported, on August 11, 2002, US Airways Group, Inc., a Delaware corporation (the "Company"), and its affiliated debtor subsidiaries each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (the "Court").

           On March 18, 2003, the Court entered an order confirming the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (the "Plan"). The Plan is filed as Exhibit 2.1 hereto, the Disclosure Statement relating thereto is filed as Exhibit 99.1 hereto and the order confirming the Plan is filed as
Exhibit 2.2 hereto.

           On March 31, 2003, the effective date of the Plan (the "Effective Date"), the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") was filed with the Secretary of State of the State of Delaware and became effective. In accordance with the Certificate of Incorporation and pursuant to the Plan, the Company is authorized to issue, among other securities, shares of class A common stock, par value $1.00 per share (the "Class A Common Stock"), and class B common stock, par value $1.00 per share (the "Class B Common Stock").

           The following description of the Class A Common Stock, the Class B Common Stock, the class A-1 warrants to purchase Class A Common Stock (the "Class A-1 Warrants"), certain provisions of the registration rights agreements relating thereto and certain provisions of the Company's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws") is a summary and is qualified in its entirety by the Certificate of Incorporation and Bylaws of the Company, which are filed as Exhibits 3.1 and 3.2 hereto, the Class A-1 Warrants, which are filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5 hereto, and the registration rights agreements, which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 hereto, and each is incorporated herein by reference. The following information concerning the Class A Common Stock and Class B Common Stock being registered hereunder became effective as of the Effective Date.

           The total number of shares of stock which the Company shall have authority to issue is 255,000,000 shares of capital stock, consisting of (i) 205,000,000 shares of common stock, consisting of (A) 200,000,000 shares of Class A Common Stock and (B) 5,000,000 shares of Class B Common Stock (together with the Class A Common Stock, the "Common Stock"), and (ii) 50,000,000 shares of preferred stock (the "Preferred Stock"), including (A) 25,000,000 shares of class A preferred stock, nominal value $.0001 per share (the "Class A Preferred Stock"), (B) 250,000 shares of class B preferred stock, nominal value $1,000 per share (the "Class B Preferred Stock"), (C) ten
(10) shares of class C preferred stock, nominal value $1.00 per share, to be issued in four (4) series (the "Class C Preferred Stock"), and (D) 24,749,990 shares of preferred stock, par value $.01 per share. Further, the Certificate of Incorporation provides that the Company shall not issue non-voting equity securities to the extent prohibited by Section 1123(a)(6) of the United States Bankruptcy Code for so long as such Section is in effect and applicable to the Company.

           On the Effective Date, 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock and 13,681,400 Class A-1 Warrants were issued. An additional 27,997,407 shares of Class A Common Stock and 3,048,030 Class A-1 Warrants are to be issued to the Company's creditors and employees in connection with the Company's emergence from bankruptcy.

DESCRIPTION OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

           Except as otherwise expressly required by law or provided in the Certificate of Incorporation, and subject to any voting rights provided to holders of Preferred Stock, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock vote together as a single class on all matters. Each holder of shares of Class A Common Stock is entitled to cast one (1) vote in person or by proxy for each share owned of record and each holder of shares of Class B Common Stock is entitled to cast twenty (20) votes in person or by proxy for each share owned of record at every meeting of stockholders on all matters submitted to a vote of stockholders of the Company, including the election of directors. Such right to vote shall be subject to the right of the board of directors of the Company (the "Board of Directors") to fix a record date for voting stockholders. Holders of shares of Common Stock do not have cumulative voting rights.

           Subject to the rights of the holders of Preferred Stock and any other provisions of the Certificate of Incorporation, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Company legally available therefor. If, at any time, a dividend or other distribution is declared or paid on shares of Class A Common Stock or Class B Common Stock, then a like dividend or other distribution shall also be declared or paid on shares of Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount per share (except that voting securities paid on shares of Class B Common Stock shall have twenty (20) times the number of votes per share as the other voting securities to be received by the holders of the Class A Common Stock).

           In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive the assets and funds of the Company available for distribution after payments to creditors and to the holders of any Preferred Stock that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

           Holders of shares of Common Stock have no preemptive rights or subscription rights and the shares of Common Stock are not subject to redemption. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and nonassessable.

           Holders of shares of Class A Common Stock are not entitled to any conversion rights.

           Holders of shares of Class B Common Stock have the right, at their discretion and at any time and from time to time, to convert any or all shares of Class B Common Stock held by them to the same number of shares of Class A Common Stock. In the case of any reorganization, reclassification or change in shares of the Class A Common Stock (other than a change in par value), or any consolidation, merger or disposition of all or substantially all of the assets of the Company, each holder of shares of Class B Common Stock is entitled to convert such shares into the kind and amount of shares of stock and other securities and properties (including cash) receivable by a holder of the number of shares of Class A Common Stock into which such shares of Class B Common Stock would have been entitled to upon conversion.

           The Company may not, without the affirmative vote of at least a majority of the outstanding shares of Common Stock, voting together as a single class, (i) other than in connection with the issuance of securities pursuant to, in connection with the consummation of, or as contemplated by the Plan, issue additional shares of Class A Common Stock in an amount exceeding 5% per annum of the then-outstanding Class A Common Stock, which consent may be given for issuances in subsequent years; or (ii) take any other action upon which class voting is required by law. So long as any shares of Class A Common Stock are outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class A Common Stock, amend the Certificate of Incorporation so as to materially and adversely affect the rights, preferences, qualifications, limitations or restrictions of the Class A Common Stock. Furthermore, so long as any shares of Class B Common Stock are outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B Common Stock, amend the Certificate of Incorporation so as to materially and adversely affect the rights, preferences, qualifications, limitations or restrictions of the Class B Common Stock, or issue additional shares of Class B Common Stock.

CLASS A-1 WARRANTS

           Pursuant to the Plan, on the Effective Date, the Company issued Class A-1 Warrants to purchase an aggregate of 13,681,400 shares of Class A Common Stock. In addition, each holder of Class A-1 Warrants received an amount of Class A Preferred Stock equal to the number of shares of Class A Common Stock into which such holder's Class A-1 Warrants were exercisable. Each share of Class A Preferred Stock was initially entitled to one (1) vote per share on all matters submitted to a vote of the stockholders. The Class A-1 Warrants do not vote. Each Class A-1 Warrant shall only be exercisable, redeemable or transferable when delivered together with a Class A Preferred Share. The Class A-1 Warrants may be exercised from the date of issuance until the seventh anniversary of the Effective Date.

           The initial exercise price of the Class A-1 Warrants is $7.42 per share of Class A Common Stock (the "Exercise Price"). The Exercise Price may be paid (a) in cash, (b) pursuant to certain cashless or net exercise provisions as set forth in the Class A-1 Warrant, or (c) a combination of (a) and (b).
The terms of the Class A-1 Warrants provide for customary anti-dilution protection, which adjusts the Exercise Price and number of exercise shares upon certain events that may have a dilutive effect on the Class A-1 Warrants. These dilutive events include, but are not limited to, certain stock dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions. The voting power of the Class A Preferred Stock is also subject to adjustment upon any such anti-dilution adjustment so that the aggregate voting power of the Class
A Preferred Stock is equal to the aggregate number of Class A Common Stock into which such Class A-1 Warrants are exercisable.

           The Class A-1 Warrants may be transferred at any time and from time to time, in whole or in part, subject to restrictions set forth in the Class A-1 Warrant relating to applicable securities laws and the Class A Preferred Stock.

REGISTRATION RIGHTS

           On the Effective Date, the Company entered into registration rights agreements with certain of its stockholders, which, among other things, provide that the Company, at its own expense, agrees to use commercially reasonable efforts (i) to file within 90 days after the Effective Date a shelf registration statement covering all shares of Common Stock issued to such stockholders in connection with the Plan and all shares of Class A Common Stock issuable to such stockholders upon exercise of the Class A-1 Warrants or upon conversion of the Class B Common Stock, (ii) to cause such registration statement to be declared effective within 180 days after the Effective Date, and (iii) to keep such registration statement continuously effective until the earlier of the disposition of all Registrable Securities (as defined in the registration rights agreements) and eight (8) years after the registration statement becomes effective; provided, however, that the Company will be permitted to suspend the filing or use of a registration statement if, and for so long as, the filing or use of such registration statement would materially and adversely interfere with a material transaction of the Company or require the Company to disclose material non-public information; provided, further, that such suspension may not exceed 60 consecutive days or 120 days, in the aggregate, during any 12-month period.

           Starting 24 months after the Effective Date, upon the request of a majority of the holders of each of the Class A-1 Warrants, the Company will be required to use commercially reasonable efforts to prepare and file a registration statement, at its own expense and within 90 days of such request, covering all of the Class A-1 Warrants, all of the Class A Preferred Stock and all shares of Class A Common Stock issuable upon exercise of the Class A-1 Warrants. The Company will also be required to use commercially reasonable efforts to cause such registration statement to become effective within 180 days of such request and to list all Class A-1 Warrants on any securities exchange, or on Nasdaq, as the case may be, on which the Class A Common Stock is then listed.

           Holders of the Registrable Securities are entitled, under certain circumstances, to include any of such Registrable Securities in any registration statement filed for purposes of an underwritten public offering of the Company's securities. Such "piggyback" registration rights are subject to customary exceptions.

DESCRIPTION OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

           Written Consent of Stockholders. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company. The Certificate of Incorporation specifically denies the ability of the stockholders to consent in writing to the taking of any action.

           Special Meeting of Stockholders. The Certificate of Incorporation and Bylaws permit a special meeting of stockholders to be called (i) at any time by the chairman of the Board of Directors, chief executive officer or president, (ii) on the written request, or by vote, of a majority of the Board of Directors or the holders of two-thirds of the voting power of the shares entitled to vote for the election of directors (other than the Class C Preferred Stock), and (iii) upon written request of the holders of record of a majority of the outstanding shares of Class B Preferred Stock upon a payment default on the Class B Preferred Stock for the purpose of electing an additional director pursuant to the rights granted to the holders of Class B Preferred Stock in the Certificate of Incorporation.

           Amendment of Bylaws. Pursuant to the Certificate of Incorporation and Bylaws, subject to the provisions of any resolution of directors creating any series of Preferred Stock, the Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of the stockholders or the Board of Directors, as the case may be. All such amendments must be approved by a majority of the entire Board of Directors then in office or by the holders of at least eighty percent (80%) of the voting power of the outstanding shares of capital stock entitled to vote for the election of directors (other than the Class C Preferred Stock). Notice of all such amendments shall be provided to the stockholders in accordance with the Bylaws.

           Amendment of Certificate of Incorporation. Pursuant to the Certificate of Incorporation, the Company reserves the right to amend, alter, change or repeal any provision of the Certificate of Incorporation in the manner prescribed in the Certificate of Incorporation or by statute. Furthermore, the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors (other than the Class C Preferred Stock) shall be required to amend, alter, change or repeal, or to adopt any provision as part of the Certificate of Incorporation inconsistent with the purpose and intent of certain Articles of the Certificate of Incorporation relating to the composition, powers and authority of the Board of Directors; action by stockholders; and amendment of the Bylaws and Certificate of Incorporation.

           Non-Citizen Voting Limitation. The Certificate of Incorporation provides that in no event shall the total number of shares of capital stock, securities convertible into or exchangeable for capital stock, voting securities or other equity interests in the Company, or any options, warrants or other rights to acquire the foregoing ("Equity Securities") held by any persons who fail to qualify as a "citizen of the United States," as the term is used in Section 40102(a)(15) of Title 49, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the Department of Transportation, be entitled to be more than 24.9% of the aggregate votes of all outstanding Equity Securities.

           Merger Consideration. In the event of a merger or consolidation of the Company with or into another entity (whether or not the Company is the surviving entity), the holders of each share of Class A Common Stock and Class B Common Stock are entitled to receive the same per share consideration on a per share basis, except that if such consideration consists in any part of voting securities, the holders of shares of Class B Common Stock will receive, at the option of the holders, on a per share basis, voting securities with up to twenty (20) times the number of votes per share as those voting securities to be received by the holders of shares of Class A Common Stock.

           Business Combination Under Delaware Law. The Company is subject to
Section 203 of the Delaware General Corporation Law (the "DGCL"), which is Delaware's anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation ("interested stockholder") may not engage in any business combination with the corporation for a period of three years after the date on which the person became an interested stockholder, unless (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, and not by written consent, excluding shares owned by the interested stockholder. The term "business combination" is defined to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The Company could amend the Certificate of Incorporation in the future to elect to not be governed by the DGCL anti-takeover law, subject to the DGCL.

ITEM 2.    EXHIBITS.

2.1 First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.1 to US Airways Group, Inc.'s Current Report on Form 8-K filed on April 2, 2003).

2.2        Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C.
           ss.ss. 1129(a) and (b) and Fed. R. Bankr. P. 3020 Confirming the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.2 to US Airways Group, Inc.'s Current Report on Form 8-K filed on April 2, 2003).

3.1 Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003.

3.2 Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003.

4.1 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation.

4.2 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A.

4.3 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC.

4.4 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC.

4.5 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003.

10.1 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC.

10.2 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003.

10.3 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation.

10.4 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A.

99.1 Disclosure Statement with Respect to First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession (incorporated by reference to Exhibit 99.2 to US Airways Group, Inc.'s Current Report on Form 8-K filed on February 4, 2003).


                                   SIGNATURE

                     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     US AIRWAYS GROUP, INC.

Date: May 14, 2003                   By: /s/ Elizabeth K. Lanier
                                         _______________________________
                                         Name:  Elizabeth K. Lanier
                                         Title: Executive Vice President -
                                                Corporate Affairs and General
                                                Counsel

                                 EXHIBIT INDEX

2.1 First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.1 to US Airways Group, Inc.'s Current Report on Form 8-K filed on April 2, 2003).

2.2        Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C.
           ss.ss. 1129(a) and (b) and Fed. R. Bankr. P. 3020 Confirming the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession, As Modified (incorporated by reference to Exhibit 2.2 to US Airways Group, Inc.'s Current Report on Form 8-K filed on April 2, 2003).

3.1 Amended and Restated Certificate of Incorporation of US Airways Group, Inc., effective as of March 31, 2003.

3.2 Amended and Restated Bylaws of US Airways Group, Inc., effective as of March 31, 2003.

4.1 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation.

4.2 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A.

4.3 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC.

4.4 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC.

4.5 US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003.

10.1 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC.

10.2 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and ATSB Securities Trust u/a/d March 31, 2003.

10.3 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and General Electric Capital Corporation.

10.4 Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Bank of America, N.A.

99.1 Disclosure Statement with Respect to First Amended Joint Plan of Reorganization of US Airways Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession (incorporated by reference to Exhibit 99.2 to US Airways Group, Inc.'s Current Report on Form 8-K filed on February 4, 2003).